Exhibit 99.1

 I N V E S TO R  P R E S E N TAT I O N  Q3 2024

 FORWARD-LOOKING STATEMENTS  2  This presentation may contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking  statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward- looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s  business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in Israel.  Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-looking statements.  Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.  INVESTOR PRESENTATION - Sep 2024

 Third Quarter 2024 Results Key Indicators  Significant Improvement Across All Key Metrics   INVESTOR PRESENTATION - Sep 2024

 UPWARD TREND IN REVENUE AND EBITDA STARTED IN Q4/22  4  INVESTOR PRESENTATION - Sep 2024

 TAT UNIQUE PROPOSITION   INVESTOR'S PRESENTATION - MARCH 2024  5  EXPERIENCE   AND EXPERTISE   Over 7 decades in defense and commercial aviation  THERMAL SOLUTION   Over 60 years of design, production and repair of heat transfer solutions  OVER $400 MILLION   Backlog and LTA  3 OPERATIONAL SITES  Greensboro NC, Tulsa OK, Kiryat Gat Israel  DECADES OF EXCELLENCE   In MRO for Honeywell APU, Safran and Liebherr landing gears , and thermal components MRO  OVER 300  CUSTOMERS  Partner with tier 1 aircraft manufacturers, system integrators and airlines  INVESTOR PRESENTATION - Sep 2024

 KEY STRATEGIC PRODUCT SEGMENTS   6  THERMAL SYSTEMS & COMPONENTS OEM AND MRO  APU-HONEYWELL AUTHORIZED MRO  LANDING GEARS- LIEBHERR & SAFRAN AUTHORIZED MRO  INVESTOR PRESENTATION - Sep 2024

 TOP MANAGEMENT   7  Previous Positions:  2007-2015 – Chairman of the Board of Logic Industries Ltd.  2007-2010 – Chairman of the Board of Plasan Sasa Ltd.  2002-2005 – CEO at Elul Technologies Ltd.  Previous Positions:  2009-2013 – President at Mapco Express (subsidiary of Delek US Holdings Inc).  2006-2009 – CEO at Metrolight Ltd. 1997-2004 – CEO at Rostam Ltd.  Previous Positions:  2016-2017 - CFO at SHL Telemedicine (SHLTN) 2013-2016 – CFO & Vice CEO at Opgal  Optronics (Subsidiary of Elbit Systems and Rafael). 2005-2012 – CFO at Orad Hi-Tech Systems (OHT).  Amos Malka  Chairman of the Board  In position since June 2016  Maj. Gen. (ret.) Former Head of the Israeli Defense Intelligence and Commander of the IDF Ground Forces Command.  Retired in 2002.  Mr. Igal Zamir  President & CEO  In position since April 2016  Mr. Ehud Ben Yair  CFO  In position since May 2018  TAT IS DUALLY LISTED ON NASDAQ (“TATT”) AND ON THE TEL- AVIV STOCK EXCHANGE ( תתאת) .  MAIN SHAREHOLDER: FIMI 26.5%  INVESTOR PRESENTATION - Sep 2024

 GLOBAL PRESENCE  INVESTOR'S PRESENTATION - MARCH 2024  8  TULSA, OKLAHOMA   OEM & MRO  THERMAL MANAGEMENT SOLUTIONS   GREENSBORO,  NORTH CAROLINA   MRO   POWER & ACTUATION SOLUTIONS   CHARLOT TE, NORTH CAROLINA   GROUP OFFICE   KIRYAT GAT, ISRAEL   OEM & MRO  THERMAL MANAGEMENT AND POWER & ACTUATION SOLUTIONS    SCHENZHEN CHINA   THERMAL COMPONENTS MRO – IN PARTNERSHIP WITH LTS -  LUFTHANSA SHENZHEN   FULL OWNERSHIP   PARTIAL OWNERSHIP /  COLLABORATION   INVESTOR PRESENTATION - Sep 2024

 STRATEGIC SHIFT – KEY ELEMENTS 2020 – 2024  9  FROM 4 INDEPENDENT COMPANIES TO ONE GROUP WITH 3 OPERATIONAL SITES   centralized S&M, R&D and finance  team. Cost savings of $1.5 million a year  STRONG MRO PARTNERSHIP WITH HONEYWELL  for certifications and part costs on the new APU models (LTAs over $90M)  ESTABLISHED STRONG PRESENCE IN APU LEASING AND PARTS TRADING  (10 years exclusive contract with Honeywell)  PARTNERSHIP WITH GULFSTREAM FOR THE GS4&5 AND WITH  REPUBLIC AIRLINE  for the E170 landing gear MRO (with LTA worth over $55M)  FROM LEGACY PRODUCTS TO  NEW PRODUCTS AND PLATFORM  (Heat exchangers, APU and Landing gears)  INCREASE THE NUMBER OF  ACCOUNTS WITH ANNUAL REVENUE ABOVE $5M  and reduce the long tail of small accounts  INVESTOR PRESENTATION - Sep 2024

 STRATEGIC SHIFTS TIMELINE STARTED IN 2020  10  2020  2021  2022  2023  ORGANIZATION STRUCTURE CHANGE   LEASING AND TRADING BUSINESS UNIT INITIATION   3 HONEYWELL APU STRATEGIC AGREEMENTS   APU 331-500 LICENSE   AGREEMENT  APU 131 LICENSE   AGREEMENT  131 A/ B   APU READINESS  $50M  CONTRACT  PRIVATE JETS LANDING GEAR MRO  APU 331-20X LICENSE   AGREEMENT  $50M  CONTRACT  FIRST REVENUE  APU 331-500  FIRST REVENUE FROM   APU 131  2024  INVESTOR PRESENTATION - Sep 2024

 HONEYWELL STRATEGIC AGREEMENTS DURING 2020-21  INVESTOR'S PRESENTATION - MARCH 2024  11  18 ENGINES PURCHASED AS HONEYWELL EXCLUSIVE ENGINE BANK FOR APU B777. 10 years agreement  Annual estimated lease income of $4.5M  MRO FOR B777 APU  CURRENTLY 1,700 AIRCRAFT AND PRODUCTION IS ONGOING  10 years agreement  Estimated market size of $290M Annually  MRO FOR B737 & A 319-20-21 APU   CURRENTLY 22,000 AIRCRAFT AND PRODUCTION IS ONGOING  10 years agreement  Estimated market size of over $2,200M annually. First customer launched Q1\24  SIGNED 12/2020  SIGNED 12/2020  SIGNED 06/2021  MRO FOR B757/767,C17 APU    1,500 AIRCRAFTS  10 years agreement  Estimated annual market size of $85M  SIGNED 09/2020  TAT is licensed to serve most of Honeywell’s APUs installed in about 25,000 aircrafts and gained full capabilities to serve all engines since Q4-23 with a Total Addressable Market of more than $2.5B annually.  INVESTOR PRESENTATION - Sep 2024

 The Opportunity  12  CURRENT  ENGINE PLATFORM YEARLY  TAT’S  CURRENT  MARKET SHARE POTENTIAL  MARKET SIZE  MARKET SHARE  FOR THE COMING YEARS  331-20X B 767, B 757, C 17  $85M  29%  53%  331-500 B 777  $290M  NONE   10%  131 B 737, A 319-21  $2,200M  NONE   5%  TAM prior Q1-24 < $380M; and > $2.5B After Q1-24   INVESTOR PRESENTATION - Sep 2024

 REVENUE AND EBITDA GROWTH ENGINE FOR 2025-2026  Growth from APU131 and 331-500 with improved profitability as we start penetrating the market  2 Strategic deals and opportunities pipeline for LG (LTA value of $52M, expecting ramp-up in 2025)  STRONG DEMAND for products and services as the industry is ramping out of Covid-strong backlog coverage for 2025 and 2026  GROWTH in APU131 and 331-500 with improved profitability as we further penetrate the market  STRATEGIC DEALS and substantial opportunities pipeline for landing gear (Expecting ramp-up in 2025)  SEVERAL STRONG PILLARS WILL SUPPORT THE GROWTH IN REVENUE AND EBITDA  GROWTH in APU331-200 for 2025 and 2026  INCREASED DEMAND in OEM orders as production accelerates  INVESTOR PRESENTATION - Sep 2024

 NEW TECHNOLOGIES: LONG-TERM GROWTH POTENTIAL   14  THERMAL SYSTEMS FOR ELECTRICAL AIRCRAFT AND AUTONOMOUS AIRCRAFTS  ADDITIVE   MANUFACTURING AND 3D PRINTING  CONFORMAL HEAT EXCHANGERS AND OIL COOLERS FOR ENGINES  INVESTOR PRESENTATION - Sep 2024

 F INANCIALS  INVESTOR'S PRESENTATION - MARCH 2024  15

 Third Quarter 2024 Results Key Indicators  Significant Improvement Across All Key Metrics   INVESTOR PRESENTATION - Sep 2024

 Last Five Quarters Key Indicators   17  INVESTOR PRESENTATION - Sep 2024

 Revenue by Product  Product segment growth works according to our strategy  INVESTOR PRESENTATION - Sep 2024

    19  UPWARD TRENDING REVENUE  INVESTOR PRESENTATION - Sep 2024

    20  * Q4-22 include Grants  Improve Profit and Margins  INVESTOR PRESENTATION - Sep 2024

 21  * Q4-22 include Grants  INVESTOR PRESENTATION - Sep 2024

 22  * Q4-22 include Grants  INVESTOR PRESENTATION - Sep 2024

 Back-log  INVESTOR PRESENTATION - Sep 2024

 BUSINESS BREAKDOWN Q3-2024  24  INVESTOR PRESENTATION - Sep 2024

 APPENDICES PRODUCT L INES AND SERVICES  INVESTOR'S PRESENTATION - MARCH 2024  25

 WE KEEP OUR CUSTOMERS FLYING   INVESTOR'S PRESENTATION - MARCH 2024  26  MORE THAN  300 CUSTOMERS  WORKING WITH MORE THAN 50 MAJOR AIRLINES  5 LARGEST CUSTOMERS, PRESENT 33% OF REVENUE  INVESTOR PRESENTATION - Sep 2024

 WE KEEP OUR CUSTOMERS FLYING   27  INVESTOR PRESENTATION - Sep 2024

 THERMAL MANAGEMENT   28  HEAT EXCHANGERS  ELECTRONIC DEVICES  COOLING SYSTEM   COLD PLATES  FUEL SUBMERGED HX   OIL COOLERS  ECU  DESIGN,  MANUFACTURE (OEM) AND   MRO SERVICES FOR THERMAL MANAGEMENT SOLUTIONS   INVESTOR PRESENTATION - Sep 2024

 THERMAL MANAGEMENT SOLUTIONS   INVESTOR'S PRESENTATION - MARCH 2024  29  POWER ELECTRONICS:  COLD PLATES (PAO)  LIQUID- COOLED HEAT  EXCHANGERS  POWER PLANT:  AIR- COOLED OIL COOLERS  FUEL- OIL HEAT EXCHANGERS CONFORMAL AIR- COOLED OIL COOLERS  FUEL INERTING SYSTEM:   AIR- COOLED AIR   COOLERS  APU:  AIR- COOLED OIL COOLERS CONFORMAL AIR- COOLED OIL COOLERS  GALLEY:  AIR CHILLERS  ENVIRONMENTAL CONTROL SYSTEM: PRECOOLERS  CONDENSERS REHEATERS  HYDRAULIC SYSTEM: FUEL SUBMERGED OIL COOLERS FUEL- COOLED OIL COOLERS  INVESTOR PRESENTATION - Sep 2024

 POWER AND ACTUATION   INVESTOR'S PRESENTATION - MARCH 2024  30  APU   ECS ACCESSORIES  LANDING GEARS  BLADES  FUEL SYSTEM ACCESSORIES  COOLING SYSTEMS ACCESSORIES  PUMPS   DESIGN, MANUFACTURING   AND MRO SERVICES FOR POWER AND ACTUATION SOLUTIONS   INVESTOR PRESENTATION - Sep 2024

 T H A N K YO U  INVESTOR'S PRESENTATION - MARCH 2024  31